NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 01, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 17, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Manager Directed Portfolios and Litman Gregory Funds Trust became effective on September 17, 2021. Shares of the Target Fund will be exchanged for shares of the corresponding Acquiring Fund. The aggregate net asset value of your Target Fund shares immediately before the Reorganization will be the same as the aggregate net asset value of your Acquiring Fund shares immediately following the completion of the Reorganization. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 20, 2021.